SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            _________________________

                                 SCHEDULE 14D-9
                            _________________________


                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                   Wilder Richman Historic Properties II, L.P.
                   -------------------------------------------
                            (Name of Subject Company)

                   Wilder Richman Historic Properties II, L.P.
                   -------------------------------------------
                      (Name of Person(s) Filing Statement)

                      Units of Limited Partnership Interest
                      -------------------------------------
                         (Title of Class of Securities)

                                      None
                                      ----
                      (CUSIP Number of Class of Securities)

                          _____________________________

                                  Gina K. Dodge
                 c/o Wilder Richman Historic Properties II, L.P.
                               340 Pemberwick Road
                               Greenwich, CT 06831
                                 (203) 869-0900

                  (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                         the Person(s) Filing Statement)

                                   Copies to:

                             Abbe L. Dienstag, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                          ____________________________

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Item 1.  Subject Company Information.

            The name of the subject company is Wilder Richman Historic Properties II, L.P., a Delaware limited partnership (the "Partnership"), and the address of the principal executive offices of the Partnership is c/o Wilder Richman Historic Corporation, 340 Pemberwick Road, Greenwich, CT 06831. The telephone number of the principal executive offices of the Partnership is (203) 869-0900. The general partner of the Partnership (the "General Partner") is Wilder Richman Historic Corporation.

            The title of the class of equity securities to which this Solicitation/Recommendation Statement (this "Statement") relates is the units of limited partnership interest of the Partnership (the "Units"). As of October 1, 2005, there were 800 Units issued and outstanding, held by approximately 370 Units Holders.

Item 2.  Identity and Background of Filing Person.

            The Partnership is the filing person. The name, business address and business telephone number of the Partnership are set forth in Item 1 above.

            This Statement relates to the tender offer (the "Offer") by Everest Properties II, LLC, Dixon Mill Investor, LLC and MPF Pacific Gateway, LLC (the "Purchasers") to purchase ALL Units at a purchase price of $20,000 per Unit (the "Offer Price"), without interest, less the amount of Distributions (as defined in the Offer to Purchase (as defined herein)), upon the terms and subject to the conditions set forth in an Offer to Purchase dated November 14, 2005 (the "Offer to Purchase") and the related Agreement of Transfer and Letter of Transmittal (collectively with the Offer to Purchase, the "Offer Documents"). The Offer will expire, unless further extended, on Tuesday, December 20, 2005, at 5:00 P.M., Los Angeles time.

            The Offer Documents indicate that the principal business address of the Purchasers is 199 S. Los Robles Ave., Suite 200, Pasadena, CA 91101.

Item 3.  Past Contracts, Transactions, Negotiations and Agreements.

            The Partnership is a limited partnership and has no executive officers or directors. The Partnership is the indirect owner, through its interest in three operating limited partnerships, of a 433-unit apartment complex in Jersey City, New Jersey, known as Dixon Mill (the "Property").
The General Partner and certain of its affiliates receive certain compensation and fees in connection with the management and operations of the Property and the Partnership. WRMC, Inc., an affiliate of the General Partner, is a co-management agent of the Property. In connection with these services, WRMC, Inc. earned management fees of approximately $103,322 in 2004 and Richman Asset Management, Inc., an affiliate of the General Partner, earned compensation in the amount of approximately $95,714 in 2005 for its performance in connection with investor services for the Partnership and its operating limited partnerships.

            Other than the foregoing, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates on the one hand and the Partnership, the General Partner (including the officers and directors of the General Partner) or any other affiliates of the Partnership on the

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

other, except to the extent noted in (i) the Partnership's Quarterly Report on Form 10-Q (including the Financial Statements and notes thereto filed therewith) for the period ended May 31, 2004 filed with the SEC on July 20, 2004 and incorporated herein by reference in its entirety as Exhibit 99.3 to this Statement, (ii) the Partnership's Quarterly Report on Form 10-Q (including the Financial Statements and notes thereto filed therewith) for the period ended August 31, 2004 filed with the SEC on October 20, 2004 and incorporated herein by reference in its entirety as Exhibit 99.4 to this Statement, (iii) the Partnership's Quarterly Report on Form 10-Q (including the Financial Statements and notes thereto filed therewith) for the period ended November 30, 2004 filed with the SEC on January 18, 2005 and incorporated herein by reference in its entirety as Exhibit 99.5 to this Statement, (iv) the Partnership's Amendment No. 1 to the Quarterly Report on Form 10-Q (including the Financial Statements and notes thereto filed therewith) for the period ended November 30, 2004 filed with the SEC on June 10, 2005 and incorporated herein by reference in its entirety as
Exhibit 99.6 to this Statement, or (i) the Partnership's Annual Report on Form 10-K (including the Financial Statements and notes thereto filed therewith, the "10-K") for the fiscal year ended February 28, 2005, filed with the SEC on November 28, 2005 and incorporated by reference in its entirety as Exhibit 99.7 to this Statement.

            Dixon Mill Investor, LLC ("Dixon"), one of the Purchasers, is an affiliate of Dixon Venture Corp., the operating general partner of the operating limited partnerships through which the Partnership indirectly owns the Property. Morris Property Management Ltd., an affiliate of Dixon ("Morris"), is the co-management agent of the Property. The members of Dixon, the shareholders of the operating general partner and the members of Morris are the same. Dixon currently owns approximately 143 units, representing approximately 17.9% of the outstanding Units. Other than the foregoing, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates on the one hand and the Purchasers, its executive officers, directors or affiliates on the other hand.

Item 4.  The Solicitation or Recommendation.

            This Statement relates to the recommendation by the Partnership with respect to the Offer. A letter to the holders of Units (the "Unit Holders") communicating the Partnership's views is filed as an exhibit hereto and is incorporated herein by reference.

            For the reasons set forth below and in the letter to Unit Holders, the Partnership and the General Partner are making no recommendation as to whether or not the Unit Holders should tender their Units in response to the Offer.

            In considering whether to tender Units, the Partnership believes that Unit Holders should carefully consider all of the surrounding circumstances and available information, including the considerations noted below.

            Price

            The operating general partner has agreed to list the Property for sale, and if an acceptable price is offered, intends to seek Partnership approval to sell the Property. The Purchasers projected a current liquidation value for the Units based on a potential sale price of $96.5 million for the sale of the Property to a condominium converter, an

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


estimate provided by a real estate broker retained by the operating general partner to market the Property. The Purchasers determined the net proceeds to Unit Holders from such a sale to be approximately $54,500 per Unit, including the other assets and liabilities of the Partnership and assumed expenses of selling the Property. The Purchasers also considered that a condominium converter may not offer to purchase the Property (the only offers received for the Property between 2002 and 2005 did not exceed $33 million) in which case the Property would likely be valued as a rental property. The Offer Price exceeds the amount estimated to be available for distribution to Unit Holders if a sale of the Property had occurred at offering prices received between 2002 and 2005, but is less than the Purchasers' estimated current liquidation value based on the potential price if a condominium converts were to purchase the Property at the amount estimated by the real estate broker as discussed above.

            Unit Holders should be aware that condominium converters in recent times have aggressively entered the market in the New York metropolitan area and have substantially bid up the prices for properties that have condominium conversion potential. The General Partner believes it is this phenomenon that has afforded the current potential opportunity to realize a price substantially higher than the prices offered for the Property over the last several years.

            Partnership Distributions

            If a Unit Holder does tender all of its Units, the Unit Holder will not receive any future cash distributions. The Partnership receives cash distributions from the operating limited partnerships in which it is invested, which in turn depend on the operating cash flow of the Property. The Partnership made a cash distribution in the amount of $850.00 per Unit to Unit Holders as of August 31, 2005. The operating general partner of the operating limited partnership through which the Partnership owns the Property plans to build up reserves to a level sufficient to reasonably offset the potential adverse impact of future increases in the low floater interest rates in addition to other contingencies, such as capital improvements and potential significant increases in real estate taxes. The operating general partner has indicated that it intends to take into account, among other factors, a similar analysis when considering making future distributions. However, the Partnership can provide no assurance of the amount or timing of future distributions from operating cash flows.

            A Unit Holder will not receive any distributions from the Partnership for Units accepted for purchase in the Offer. If the Partnership makes a distribution after the Purchasers becomes the owner of the Units, the Purchasers will receive the distribution. If the Partnership makes a distribution prior to the time that the Purchasers becomes the owner of the tendered Units, the per Unit amount of cash paid in the Offer will be reduced by the per Unit amount of the distribution.

            Proration

            The Offer is for ALL of the Units not already owned by the Purchasers. Unit Holders should be aware that the transfer of Units may be limited by the Agreement of Limited Partnership of the Partnership (the "Partnership Agreement"). The Partnership Agreement prohibits a transfer of Units if the transfer would result in (a) the Partnership being considered to have been terminated within the meaning of Section 708 of the Internal Revenue Code, or (b) the

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

Partnership being treated as a corporation or otherwise designated as a "Publicly Traded Partnership" for Federal income tax purposes. A termination of the Partnership would result with the transfer of 50% or more of the Units in any twelve (12) month period. In the event that the Partnership Agreement limits the number of Units that can be tendered in the Offer, the Purchasers will, upon the terms and subject to the conditions of the Offer, accept for payment the maximum number of Units permitted to be transferred in accordance with the Partnership Agreement. Unit Holders who do not tender all of their Units, or who tender all of their Units but have only a portion that are accepted for payment, would remain limited partners of the Partnership in respect of the Units that they continue to hold.

            Tax Consequences

            All Unit Holders are advised to consult with their own tax advisers concerning the tax consequences of a sale of their Units. There will be tax consequences to individual Unit Holders as a result of a sale of their Units, and those tax consequences could vary significantly for each Unit Holder based on such Unit Holder's unique tax situation or other circumstances. In addition, Unit Holders should be aware that there could be different tax consequences depending upon whether all or only some of their Units are purchased in the Offer. If a Unit Holder's entire interest is sold, any suspended losses from the Partnership would be deductible from ordinary income (subject to any other applicable limitation). If a Unit Holder sells only a portion of its Units, the tendering Unit Holder would only be able to utilize suspended losses in the year of the sale to the extent of any gain on sale.

            Reasons for Not Making a Recommendation

            The General Partner believes that reasonable arguments can be made both for tendering Units in the Offer and for continuing to hold the Units. The operating general partner is marketing the Property to condominium converters and has estimated potential net liquidation proceeds to be approximately $54,500 per Unit, based on the real estate broker's estimated potential sale price of the Property. While there is a potential for achieving greater value than the Offer Price if the Property is sold, we can provide no assurance that a sale can be accomplished at or near that price, or at all. Accordingly, Unit Holders who require immediate liquidity or who wish to avoid the investment risks inherent in continuing to own Units may prefer to tender their Units for cash now. The General Partner believes that Unit Holders should make their own decisions whether to tender based upon their personal investment strategy, the individual tax consequences of tendering in the Offer or continuing to hold the Units, and other relevant personal considerations. Unit Holders are strongly urged to consult with their own tax and financial advisors in order to reach their own decisions as to these matters. If a Unit Holder tenders its Units at $20,000 per Unit in cash now, and all of the Unit Holder's Units are purchased, the Unit Holder, will forego the potential for a higher purchase price or annual cash distributions from operations, but will avoid the risk that the Partnership may not sell its assets for distribution in the near future or that future annual distributions from operations are not made or that the Partnership may sell its assets at a price that would result in a distribution to Unit Holders that is less than the price in the Offer.

            The Partnership urges all Unit Holders to carefully consider all the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating

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

the terms of each offer before deciding whether to tender Units. No independent person has been retained by the Partnership to evaluate or render any opinion with respect to the fairness of any price being offered for the Units.

            No Intent to Tender or Consent

            To the knowledge of the Partnership, the General Partner and the current executive officers, directors and affiliates of the General Partner and the Partnership do not intend to tender pursuant to the Offer any Units beneficially owned by them.

Item 5.  Persons/Assets Retained, Employed, Compensated, or Used.

            Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendation to Unit Holders on the Partnership's behalf concerning the Offer.

Item 6.  Interest in Securities of the Subject Company.

            No transactions in the Units have been affected during the past 60 days by the Partnership or the General Partner or, to the knowledge of the Partnership, by any of the current or former executive officers, directors or affiliates of the General Partner or the Partnership.

Item 7.  Purposes of the Transaction and Plans or Proposals.

            The Partnership is not currently involved in any negotiation with the Purchasers with respect to the Offer regarding a tender offer for or other acquisition of securities by or of the Partnership. Other than the disclosure in Item 4, the Partnership is not engaged in any negotiation, in response to the Offer or otherwise, which relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the Partnership; (ii) a purchase, sale or transfer of a material amount of assets of the Partnership or any of its subsidiaries; or (iii) any material change in the present capitalization or distribution policy of the Partnership.

            There are no transactions, agreements in principle or signed contracts entered into by or with the Purchasers in response to the Offer that relate to one or more events referred to in the first paragraph of this
Item 7.

Item 8.  Additional Information.

            Tender offers for Units with offer prices of $13,000 and $14,000, were completed in February and June, 2005, respectively.

Item 9.  Exhibits.

            99.1 Letter to Unit Holders from the Partnership dated November 30, 2005.

            99.2  Form of Notice of Withdrawal.


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

            99.3 The Partnership's Quarterly Report on Form 10-Q, for the quarterly period ended May 31, 2004 (filed with the SEC (File No. 000-17793) on July 20, 2004 and incorporated herein by reference).

            99.4 The Partnership's Quarterly Report on Form 10-Q, for the quarterly period ended August 31, 2004 (filed with the SEC (File No. 000-17793) on October 20, 2004 and incorporated herein by reference).

            99.5 The Partnership's Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2004 (filed with the SEC on January 18, 2005 and incorporated herein by reference).

            99.6 The Partnership's Quarterly Report on Amendment No. 1 to Form 10-Q for the quarterly period ended November 30, 2004 (filed with the SEC on June 10, 2005 and incorporated herein by reference).

            99.7 The Partnership's Annual Report on Form 10-K, for fiscal year ended February 29, 2005 (filed with the SEC (File No. 000-17793) on November 28, 2005 and incorporated herein by reference).




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

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 30, 2005

                                  WILDER RICHMAN HISTORIC
                                  PROPERTIES II, L.P.

                                    By:   Wilder Richman Historic Corporation
                                          General Partner


                                    By: /s/ Richard Paul Richman
                                       --------------------------------------
                                          Richard Paul Richman
                                          President







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

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------

99.1              Letter to Unit Holders from the Partnership dated November 30,
                  2005.

99.2              Form of Notice of Withdrawal.

99.3 The Partnership's Quarterly Report on Form 10-Q, for the quarterly period ended May 31, 2004 (filed with the SEC (File No. 000-17793) on July 20, 2004 and incorporated herein by reference).

99.4 The Partnership's Quarterly Report on Form 10-Q, for the quarterly period ended August 31, 2004 (filed with the SEC (File No. 000-17793) on October 20, 2004 and incorporated herein by reference).

99.5 The Partnership's Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2004 (filed with the SEC on January 18, 2005 and incorporated herein by reference).

99.6 The Partnership's Quarterly Report on Amendment No. 1 to Form 10-Q for the quarterly period ended November 30, 2004 (filed with the SEC on June 10, 2005 and incorporated herein by reference).

99.7 The Partnership's Annual Report on Form 10-K, for fiscal year ended February 29, 2005 (filed with the SEC (File No. 000-17793) on November 28, 2005 and incorporated herein by reference).




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